mCig, Inc.

433 North Camden Drive, 6th Floor, Beverly Hills, CA 90210

(425) 652-5946

January 26, 2015

Via Edgar

Re: mCig, Inc.

Form 10-K for Fiscal Year Ended April 30, 2014 Filed August 13, 2014, as amended

Form 10-Q for Fiscal Quarter Ended July 31, 2014 Filed September 19, 2014

  File No. 333-175941

To Whom It May Concern:

I am writing to formally request an extension to January 30, 2015 to file the amended Form 10-K and amended Form 10-Q.

If you have any additional questions or concerns at this time, do not hesitate contacting me at your convenience.

Sincerely,

/s/ Paul Rosenberg

Paul Rosenberg,

CEO mCig, Inc.